UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)*

Myovant Sciences Ltd.

(Name of Issuer)

Common Shares, par value $$0.000017727 per share

(Title of Class of Securities)

G637AM102

(CUSIP Number)

Yumi Sato

Senior Director, Global Corporate Strategy

Sumitomo Dainippon Pharma Co., Ltd.

6-8, Doshomachi 2-chome,

Chuo-ku, Osaka 541-0045, Japan

Copies to:

Benjamin O. Lang

Jones Day

The Okura Prestige Tower

2-10-4 Toranomon, Minato-ku

Tokyo 105-001, Japan

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 16, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: G637AM102

Page: 2 of 9

1	NAMES OF REPORTING PERSONS Sumitomo Chemical Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 45,396,404
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 45,396,404

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,396,404
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.56% (1)
14	TYPE OF REPORTING PERSON CO

(1)

This calculation is based on 89,788,054 Common Shares, $0.000017727 par value per share, of the Issuer (as defined below), issued and outstanding as of January 31, 2020, as disclosed by the Issuer on its quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on February 10, 2020.

CUSIP: G637AM102

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1	NAMES OF REPORTING PERSONS Sumitomo Dainippon Pharma Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 45,396,404
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 45,396,404

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,396,404
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.56% (2)
14	TYPE OF REPORTING PERSON CO

(1)	Working capital from Sumitomo Dainippon Pharma Co., Ltd. was contributed to Sumitovant Biopharma Ltd. for purposes of acquiring additional shares.
(2)

This calculation is based on 89,788,054 Common Shares, $0.000017727 par value per share, of the Issuer (as defined below), issued and outstanding as of January 31, 2020, as disclosed by the Issuer on its quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on February 10, 2020.

CUSIP: G637AM102

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1	NAMES OF REPORTING PERSONS Sumitovant Biopharma Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 45,396,404
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 45,396,404
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,396,404
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.56% (1)
14	TYPE OF REPORTING PERSON OO

(1)

This calculations is based on 89,788,054 Common Shares, $0.000017727 par value per share, of the Issuer (as defined below), issued and outstanding as of January 31, 2020, as disclosed by the Issuer on its quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on February 10, 2020.

Page: 5 of 9

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) relates to the Common Shares, par value $0.000017727 per share (“Common Shares”), issued by Myovant Sciences Ltd. (the “Issuer”), and amends the Schedule 13D filed on January 3, 2020 (the “Original Schedule 13D” and, together with this Amendment No. 1, the “Statement”). Capitalized terms used and not defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D.

This Amendment No. 1 is being filed by Sumitomo Chemical Co., Ltd., a Japanese corporation (“Sumitomo Chemical”), Sumitomo Dainippon Pharma Co., Ltd., a Japanese corporation (“Sumitomo Dainippon”), and Sumitovant Biopharma Ltd. (formerly known as Vant Alliance Ltd.), a Bermuda exempted company limited by shares (“Sumitovant”) (collectively, the “Reporting Persons”).

This Amendment No. 1 is being filed to amend Item 3, Item 4, Item 5, Item 6 and Item 7 of the Original Schedule 13D as follows:

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby supplementally amended as follows:

On March 16, 2020, Sumitovant purchased 193,900 Common Shares of the Issuer in the open market at an average price of $7.2512 per share for an aggregate purchase price of $1,406,007, all of which was funded through a contribution of working capital from Sumitomo Dainippon to Sumitovant. On March 17, 2020, Sumitovant purchased 193,900 Common Shares of the Issuer in the open market at an average price of $7.3953 per share for an aggregate purchase price of $1,433,948, all of which was funded through a contribution of working capital from Sumitomo Dainippon to Sumitovant. The Common Shares in both transactions were purchased under a Securities Purchase Plan dated March 13, 2020, by and between Citigroup Global Markets Inc. (“CGMI”) and Sumitovant (“10b5-1 Trading Plan”), pursuant to Rule 10b5-1 and Rule 10b-18 of the Securities Exchange Act of 1934, as amended.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby supplementally amended as follows:

Purchase of Additional Common Shares

Sumitovant has purchased, and will continue to purchase additional Common Shares in open market transactions pursuant to the 10b5-1 Trading Plan, as described in further detail in Item 3 above and Item 6 below. Sumitovant is purchasing the additional Common Shares to maintain a controlling interest in the Issuer.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is amended and restated to read as follows:

(a)—(b) The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Statement are incorporated herein by reference.

The aggregate 45,396,404 Common Shares beneficially owned by the Reporting Persons represent 50.56% of the issued and outstanding Common Shares based on 89,788,054 Common Shares, issued and outstanding as of January 31, 2020, as disclosed by the Issuer on its quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on February 10, 2020.

Page: 6 of 9

Sumitovant has sole voting power and sole dispositive power with regard to 45,396,404 Common Shares. Each of Sumitomo Chemical and Sumitomo Dainippon has shared voting power and shared dispositive power with regard to such Common Shares. Each of Sumitomo Chemical and Sumitomo Dainippon, by virtue of their relationships to Sumitovant (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Common Shares which Sumitovant directly beneficially owns. Each of Sumitomo Chemical and Sumitomo Dainippon disclaims beneficial ownership of such Common Shares for all other purposes.

(c) There have been no transactions in Common Shares that were effected during the past sixty days by the Reporting Persons other than as reported in this Statement.

(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares that may be deemed to be beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby supplementally amended as follows:

On March 13, 2020, Sumitovant entered into the 10b5-1 Trading Plan with CGMI, pursuant to which, commencing March 16, 2020, CGMI is authorized to and directed to purchase, on behalf of Sumitovant, Common Shares on the open market up to an aggregate amount not to exceed $40,000,000 (exclusive of commissions of $0.02 per share purchased), subject to the satisfaction of certain conditions, including, among others, trading price. CGMI will cease purchasing Common Shares under the 10b5-1 Trading Plan on May 20, 2020. A copy of the 10b5-1 Trading Plan is filed as Exhibit 99.6 hereto and the foregoing description of the 10b5-1 Trading Plan is qualified in its entirety by reference to the 10b5-1 Trading Plan.

Item 7.	Material to be Filed as Exhibits.

Item 7 of this Schedule 13D is hereby supplementally amended by adding a reference to the following exhibit:

Exhibit 99.6	Securities Purchase Plan, dated as of March 13, 2020, by and between Sumitovant and Citigroup Global Markets Inc.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 18, 2020	SUMITOMO CHEMICAL CO., LTD.

	By:	/s/ Swathi Padmanabhan, as Attorney-In-Fact

Page: 8 of 9

Dated: March 18, 2020	SUMITOMO DAINIPPON PHARMA CO., LTD.

	By:	/s/ Yumi Sato
	Name:	Yumi Sato
	Title:	Senior Director Global Corporate Strategy

Page: 9 of 9

Dated: March 18, 2020	SUMITOVANT BIOPHARMA LTD.

	By:	/s/ Swathi Padmanabhan, as Attorney-In-Fact